Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The following communication is being filed in connection with the proposed business combination between Gentherm Incorporated (“Gentherm”) and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Co. (“Modine”)

Talking Points and FAQs for Managers with Plant/Corporate Employees

The below talking points and Q&A are for use by Gentherm managers in speaking with their direct reports about the transaction. This document is intended for manager use only and should not be distributed or forwarded.

If a question is asked that is not covered in this document, please do not speculate or make up an answer. Instead, take note of the question and respond with the following: “I don’t have the information to answer your question, and I don’t want to provide any information that may not be accurate. I am happy to pass your question along and get back to you.”

Refer any questions that you are unable to answer to [INSERT].

•	As you may know, we have announced an agreement to combine Gentherm and Modine Performance Technologies.

•	This is a major step forward for us and will establish Gentherm as a scaled leader in thermal management solutions with expanded technologies and capabilities in precision flow management.

•

Modine Performance Technologies brings over 100 years of innovation in highly engineered, mission-critical thermal management solutions, with strengths across the commercial vehicle, heavy-duty equipment, and fast-growing power generation end markets. They have a strong global footprint in 10 countries and approximately 5,000+ employees.

•	Through this combination, we’re creating a company with greater scale, broader reach, and the ability to deliver even more value to our customers.

•	We will benefit from Modine Performance Technologies’ deep relationships with blue-chip customers, including John Deere, Caterpillar, Volvo Construction Equipment, Stellantis, and Cummins.

•

What’s really important is that both companies share a focus on operational excellence and delivering solutions that improve everyday life. The combined company will benefit from Modine Performance Technologies’ well-established operating system alongside Gentherm’s own culture of operational excellence.

•	As we integrate and develop into one company, we plan to ensure we provide cross-segment opportunities to develop our collective culture and opportunities for our employees.

•

There are significant product cross-selling and integration opportunities given the complementary overlap between Gentherm’s advanced product portfolio and technologies and Modine Performance Technologies’ mission-critical engineered solutions.

•

The transaction is expected to close in the fourth quarter of calendar year 2026. Until then, Gentherm and Modine Performance Technologies will continue to operate as separate companies and it is critical from a regulatory perspective that we continue to operate independently.

•

Once the transaction is complete, we will continue to operate under the Gentherm name, led by CEO Bill Presley and CFO Jon Douyard. Our intent is to run Modine Performance Technologies as a division of Gentherm, where Jeremy Patten, the current President of that business, will continue in his role.

•	There are no changes to your day-to-day responsibilities, compensation, or benefits as a result of this announcement.

•	Between sign and close we will be limited in our interactions for legal reasons. An integration team has been created that is allowed to being integration planning under the conditions allowed by law.

•	This transaction is all about growth, and we’ll need the best of both businesses to achieve our ambitious goals and make this combination a success.

•	We’re committed to keeping you updated as we move through this process. If you have questions, please reach out at any time.

•	This is a significant milestone, one that wouldn’t be possible without your hard work, creativity, and dedication.

FAQ

1.	What does this mean for me?

•	There are no changes to your day-to-day responsibilities. Gentherm will continue to execute our 2026 priorities.

•	Through this transaction, we will be a scaled leader in thermal management solutions with expanded technologies and capabilities in precision flow management.

•	Until the transaction closes, which is expected in the fourth quarter of calendar year 2026, both companies will continue to operate independently.

2.	What is a Reverse Morris Trust?

•

A Reverse Morris Trust, or RMT, is a type of transaction that allows Modine to separate Modine Performance Technologies and combine it with Gentherm in a way that is intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes.

•	This structure preserves value for both companies and their shareholders and allows more resources to be invested in growth, innovation, and our people rather than going to taxes.

•	Once the transaction closes, Gentherm and Modine shareholders are expected to own 60% and 40% of the combined company, respectively.

3.	Will there be layoffs?

•	This transaction is about growth, and we will need the best of both businesses to advance our ambitious goals and make this transaction a success.

•	Our intent is to run Modine Performance Technologies as a division of Gentherm where Jeremy Patten will continue in his role as President.

•	In today’s rapidly changing business environment, we must regularly evaluate our organizational structure and operations to optimize efficiency.

•	As we begin to integrate the companies, these are things we will look at and if we determine this is necessary.

•	Any meaningful changes would be deliberate, thoughtful, and we are committed to providing our employees with updates on our business as they are available.

4.	Will any of us have to relocate?

•	Any meaningful changes, if they occur, would be deliberate, thoughtful, and communicated clearly and in advance to the impacted parties.

•	Our headquarters will remain in Novi, Michigan.

5.	Will any offices close?

•	This transaction is about growth, and we will need the best of both businesses to advance our ambitious goals and make this transaction a success.

•	In today’s rapidly changing business environment, we must regularly evaluate our organizational structure and operations to optimize efficiency.

•	As we begin to integrate the companies these are things we will look at and if we determine this is necessary.

•	Any meaningful changes, if they occur, would be deliberate, thoughtful, and communicated clearly and in advance to the impacted parties.

•	However, it is too early to speculate any such details at this time.

6.	Will my benefits or compensation change due to this transaction?

•	No, we do not anticipate this transaction driving any significant changes to our total rewards philosophy, which drives our compensation and benefits programs.

•	Gentherm will continue to assess our relevant markets on an ongoing basis to deliver programs that motivate and retain our employees in the locations where we operate.

•	Any future changes would align with our total rewards philosophy and communicated transparently and with ample notice.

7.	Will there be opportunities for growth and promotions?

•	Larger companies generally provide more opportunities for their employees.

•	As we integrate and develop into one company, we plan to ensure we provide cross-segment opportunities to develop our collective culture and opportunities for our employees.

•

There are significant product cross-selling and integration opportunities given the complementary overlap between Gentherm’s advanced product portfolio and technologies and Modine Performance Technologies’ mission-critical engineered solutions.

8.	Can you share more about the integration plan, including timeline, milestones and how associates will be supported throughout?

•	Our intent is to run Modine Performance Technologies as a division of Gentherm where Jeremy Patten will continue in his role as President.

•	The transaction is expected to close in the fourth quarter of calendar year 2026, subject to regulatory approvals, Gentherm shareholder approval, and other customary closing conditions.

•	Today’s announcement is just the first step of the process. It is too early to discuss specifics.

•	We went through a rigorous due diligence process, but it is too early to speculate on integration activities.

•	We are committed to keeping you informed throughout the process.

9.	When can we begin working with the Modine Performance Technologies team?

•

Until the transaction is approved and closed, Gentherm and Modine Performance Technologies will continue to operate as separate companies, and it is critical from a regulatory perspective that we continue to operate independently.

•	We will create opportunities for the teams to meet each other and communicate once the transaction closes.

•	Between sign and close we will be limited in our interactions for legal reasons. An integration team has been created that is allowed to being integration planning under the conditions allowed by law.

•	Your day-to-day business should continue as usual.

10.	Will there be leadership changes?

•	Upon closing, Bill Presley will continue his role as CEO of the combined organization.

•	Our intent is to run Modine Performance Technologies as a division of Gentherm, where Jeremy Patten, the current President of that business will continue in his role.

•	Importantly, until the transaction closes, both companies will continue to operate independently, and the existing leadership structures will remain in place.

11.	What is Modine Performance Technologies’ culture like? Will this transaction change our culture and values?

•	Gentherm and Modine Performance Technologies have a shared culture of operational excellence and delivering solutions that improve everyday life.

•	Building on our shared cultures of innovation and being people centered, this positions us to deliver differentiated solutions and enhance growth.

•	Put simply: our capabilities fit together and as one company we will be stronger than ever before.

•	We will benefit from Modine Performance Technologies’ well-established operating system and continuous improvement culture, alongside our culture of operational excellence.

•

Together, we will be an essential technology provider in a broader set of end markets, each with positive growth outlooks and significant long-term tailwinds. We’ll have a stronger foundation with more balanced end-market exposure and ample opportunities for future growth.

•	We look forward to amplifying the strengths of both cultures.

12.	How will this impact our customers/suppliers? When will they be alerted?

•	Our customer and supplier facing teams will [be receiving/have received] materials to support their communications with their contacts.

•	Please direct customer and supplier questions or concerns to the respective customer and supplier business units/sales teams.

13.	What does this mean for our medical business or recent work moving into adjacent end markets like furniture?

•	We remain focused on accelerating growth in our medical business and adjacent end markets, like furniture, as a natural extension of our strategy.

•	This transaction accelerates our strategy of pushing our solutions into other end markets and opening new revenue streams while building on the expertise and platforms we already have.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.